ALPINE SUMMIT ENERGY PARTNERS ANNOUNCES

REPAYMENT OF RED DAWN 1 DEVELOPMENT PARTNERSHIP AND

CLOSING OF RED DAWN 2 DEVELOPMENT PARTNERSHIP

Nashville, Tennessee and Vancouver, British Columbia - November 10, 2022 (Newsfile Corp.) - Alpine Summit Energy Partners, Inc. ("Alpine Summit" or the "Company") (TSXV: ALPS.U) (Nasdaq: ALPS) is pleased to announce the successful repayment and reversion of the Red Dawn 1 development partnership ("Red Dawn 1") that it formed during the first quarter of 2022, along with the concurrent closing of Red Dawn 2 development partnership ("Red Dawn 2").

Red Dawn 1 partially funded the drilling and completion of a total of five wells and comprised a total capital program of approximately US$50.4 million, with 60% funded by external partners. As part of the completion of the Red Dawn 1 program, Alpine Summit has retired liabilities of approximately US$38.5 million.

Red Dawn 2 has an expanded capital program of approximately US$57.7 million, with approximately US$34.6 million of external development capital, and is expected to continue to develop assets within the Company's existing operational footprint.

Twelve of the Red Dawn 1 partners exercised the put right provided to such partners by Red Dawn 1 regarding residual interests in their associated investment and, subject to the approval of the TSX Venture Exchange (the "TSXV"), elected to sell their remaining interest in Red Dawn 1 for 617,103 Class B non-voting units of HB2 Origination, LLC (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company), having a deemed value of US$5.16 per unit (which was calculated with reference to the trailing 30 day share price and the allowable discounts permitted by the policies of the TSXV), or a total of approximately US$3.2 million.

The issuance of securities on exercise of the put right by the Red Dawn 1 partners (the "Securities") is considered a "related party transaction" pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") since one of the twelve partners is a director and one is an officer of the Company. Pursuant to Sections 5.5(b) and 5.7(1)(a) of MI 61-101, the Company is exempt from the requirements to obtain a formal valuation and minority shareholder approval because the Company's Class A subordinate voting shares are listed on the TSXV and the fair market value of such partners' participation is below 25% of the Company's market capitalization for purposes of MI 61-101.

The Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws. Accordingly, the Securities may not be offered or sold within the United States, its territories or possessions, any state of the United States or the District of Columbia (collectively, the "United States") except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. This press release does not constitute an offer to sell or a solicitation of an offer to buy any Securities within the United States.

Share Repurchase Plan

As previously announced on September 27, 2022, Alpine Summit expanded its normal course issuer bid to include an automatic share repurchase plan, and as of November 8, 2022, the Company has repurchased 609,800 shares at an average price of $5.43 through the facilities of the TSXV.

About Alpine Summit Energy Partners, Inc.

Alpine Summit is a U.S. based company that operates and develops oil and gas assets. For additional information on the Company, please visit www.alpinesummitenergy.com.

Further Information

For further information, please contact:

Alec Sheaff, Director, Business Development and Investor Relations

Phone: 615.475.8320

Email: asheaff@alpsummit.com

Darren Moulds, Chief Financial Officer

Phone:  403.390.9260

Email: dmoulds@alpsummit.com

Forward-Looking Information and Statements

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Alpine Summit's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Alpine Summit's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or the negative or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward-looking statements contained herein may include, but are not limited to, statements regarding: the Red Dawn 2 drilling program and the issuance of units on exercise of the Red Dawn 1 put right following receipt of TSXV approval.

By identifying such information and statements in this manner, Alpine Summit is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Alpine Summit to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this news release, Alpine Summit has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the impact that listing on the Nasdaq Global Market ("Nasdaq") has on relationships, including with regulatory bodies, employees, suppliers, contractors and competitors, as well as the potential for Alpine Summit to fail to meet Nasdaq's continued listing requirements; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Alpine Summit believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and Alpine Summit does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.